UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Stream Communications Network, Inc.

Suite 1020 – 400 Burrard Street, Vancouver, BC V6C 3A6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

Exhibit Number

Document

1.1

Second Quarter Statements

1.2

Management Discussion & Analysis

1.3

CEO Certificate

1.4

CFO Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STREAM COMMUNICATIONS NETWORK INC.

By:  /s/  CASEY FORWARD

Casey Forward

Chief Financial Officer

September 30, 2004